Spansion and SMIC Expand Foundry Agreement

SUNNYVALE, Calif. and WUHAN, China  [2011-05-16]

Spansion Inc. (NYSE: CODE), a leading provider of NOR Flash memory, and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced they will extend their current foundry arrangement to expand 65nm capacity and include the manufacture of Spansion’s 45nm Flash memory.

As part of the agreement, Spansion will prepay SMIC $50 million against future procurement of wafers. The prepayment, made in three tranches over the next 12 months, will help SMIC procure equipment for use in Spansion’s fabrication processes.

SMIC and Spansion have been working together since 2008, when they began the 65nm MirrorBit(r) Flash memory process installation. Spansion also manufactures its 65nm products at its flagship manufacturing facility in Austin, Texas.

“Working with SMIC’s world-class foundry services and team supports our flexible manufacturing strategy to meet growing customer demand for our differentiated products,” said John Kispert, president and CEO of Spansion. “We expect our partnership to become even stronger with the recent joint venture between the government of Wuhan and SMIC.”

Spansion will begin transferring its 45nm Flash technology this month, with production expected in the first half of 2012.

“Spansion and SMIC have a collaborative and successful relationship that has been built on our mutual commitment to high quality and reliability,” said David N.K. Wang, SMIC’s President and CEO. “We are pleased to expand our engagement and look forward to our continued cooperation in China.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit www.smics.com.

SMIC Contact Information:

Chinese Media Contact:
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

English Media Contact:
Mr. William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

About Spansion

Spansion (NYSE: CODE) is a leading provider of the Flash memory technology at the heart of the world’s electronics systems, powering everything from the routers that run the internet to the highly interactive and immersive consumer and automotive electronics that are enriching people’s daily lives. Spansion’s broad and differentiated Flash memory product portfolio, award-winning MirrorBit charge-trapping technology, and industry leading service and support are enabling customers to achieve greater efficiency and success in their target markets. For more information, visit http://www.spansion.com.

Spansion(R), the Spansion logo, MirrorBit(R), and combinations thereof, are trademarks and registered trademarks of Spansion LLC in the United States and other countries. Other names used are for informational purposes only and may be trademarks of their respective owners.

Press Contact:
Michele Landry
Spansion Inc.
+1.408.616.3817
Michele.Landry@spansion.com

Investor Relations:
Shubham Maheshwari
Spansion Inc.
+1.408.616.3677
Shubham.Maheshwari@spansion.com

SMIC Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Cautionary Statement by Spansion

This release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those statements. The risks and uncertainties include: the ability to successfully execute the company’s manufacturing strategy and meet customer demand for products; and the results, or impact on the company, of the foundry arrangement with SMIC. Additional risks and uncertainties related to the company’s business are discussed in the company’s Securities and Exchange Commission filings, including but not limited to the company’s most recent Annual Report on Form 10-K for fiscal 2010 and Quarter Reports on Form 10-Q. Unless otherwise required by applicable laws, the company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.